UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

           SCHEDULE 13D

Under the Securities Exchange Act of 1934
        (Amendment No. 3)*

 AMERICAN DENTAL TECHNOLOGIES, INC.
         (Name of Issuer)

   Common Stock, $.O4 par value
  (Title of Class of Securities)

            025352-10-5
          (CUSIP Number)

           Mark A. Metz
       Dykema Gossett PLLC,
 400 Renaissance Center, Detroit, Michigan 48243
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

          April 21, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


























           SCHEDULE 13D


CUSIP No. 025352-10-5



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

        Michael F. Radner

2  Check The Appropriate Box If A Member Of A Group*              (a) [ ]
                                                                  (b) [ ]

3  SEC Use Only



4  Source of Funds*

       PF

5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
   Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

    United States

              7   Sole Voting Power
                        548,226

 Number Of
  Shares      8   Shared Voting Power
Beneficially            0
  Owned By
    Each      9   Sole Dispositive Power
 Reporting              548,226
  Person
   With       10  Shared Dispositive Power
                        0

11 Aggregate Amount of Beneficially Owned By Each Reporting Person
                        548,226

12 Check Box If The Aggregate Amount In Row (11) Excludes              [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)
                        7.4%

14 Type Of Reporting Person*

   IN
















This is the third amendment to a Statement on Schedule 13D originally filed with the Securities and Exchange Commission on or about April 29, 1994 (the "Original Statement") by Michael F. Radner with respect to the common stock, $.04 par value, of American Dental Technologies, Inc. ("ADT"). As required by Rule 101(a)(2)(ii) of Regulation S-T, the entire text of the Original Statement, as amended, has been amended and restated in its entirety. All share and per share amounts have been adjusted to reflect the 1-for-4 reverse stock split which occurred since the filing of the most recent amendment to the Original Statement.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the $.04 par value common stock ("Stock") of American Dental Technologies, Inc. ("ADT"). The principal executive office of ADT is located at 5555 Bear Lane, Corpus Christi, Texas 78405.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Michael F. Radner.

(b) The business address of Mr. Radner is c/o ADT, 18860 West
Ten Mile Road, Southfield, Michigan 48075.

(c) Mr. Radner is a private investor.

(d) During the last five years, Mr. Radner has not been convicted in a criminal proceeding of the kind required to be disclosed herein.

(e) During the last five years, Mr. Radner was not a party to a civil proceeding of the kind required to be disclosed herein.

(f) Mr. Radner is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Mr. Radner received his shares of ADT Stock in exchange for cash derived from his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

        The sole purpose for the acquisitions of ADT Stock reported herein was and is for investment. Mr. Radner may consult with ADT from time to time and may acquire additional ADT Stock in the market or in privately negotiated transactions or may dispose of some or all of the ADT Stock he owns. Mr. Radner has no other present plans or proposals with respect to ADT of the kind set forth under Item 4 of the instructions to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date of Amendment No. 3, Mr. Radner beneficially owns 548,226 shares of Stock, constituting 7.4% of the shares of Stock issued and outstanding. The shares beneficially owned by Mr. Radner include 15,625 shares which he has the right to acquire upon exercise of stock options granted to him under ADT's Non-Qualified Stock Option Plan which are exercisable currently and expire October 18, 2000.

        (b) Mr. Radner has sole voting and dispositive power over 532,601 shares of Stock he currently owns and, upon exercise, will have sole voting and dispositive power with respect to the 15,625 shares which he has the right to acquire.

        (c) The following transactions in the Stock were previously reported on the Original Statement, as previously amended:

                (i) On April 21, 1994, through a private placement transaction with ADT, for a total of $564,000 in cash, Mr. Radner acquired 141,000 shares of Stock and non-transferable warrants to acquire 141,000 shares of Stock at a price of $8.00 per share, exercisable at any time prior to April 21, 1996.

                (ii) On July 7, 1995, through a private placement transaction with ADT, Mr. Radner acquired 55,556 shares of Stock and non-transferable warrants to acquire 111,111 shares of Stock at a price of $8.00 per share, exercisable on or before July 7, 1998 (subsequently extended by ADT to July 31, 1999). Simultaneously, the termination date on the warrants held by Mr. Radner to acquire 141,000 shares of Stock was extended to April 21, 1998. The total consideration paid was $200,000 in cash. On August 24, 1995, the exercise price on the warrants to acquire the 242,111 shares of Stock was reduced by ADT to $4.00 per share.

        The following additional transactions have occurred since the filing of the most recent amendment to the Original Statement:

                (iii) On April 21, 1998, warrants to purchase 141,000 shares of Stock expired.

                (iv) On July 31, 1999, warrants to purchase 111,111 shares of Stock expired.

                (v) On February 22, 2000, options to purchase 17,045 shares of Stock expired.

        (d) and (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The material terms of the warrants to purchase Stock are described in Item 5 above and the warrants are included as Exhibits to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

[all exhibits previously filed]

Exhibit 1:  Common Stock Purchase Warrant, dated 4/21/94

Exhibit 2:  Revised Common Stock Purchase Warrant, dated 7/7/95

Exhibit 3:  Common Stock Purchase Warrant, dated 7/7/95

Exhibit 4:  Revised Common Stock Purchase Warrant, W-102-B, dated 8/24/95

Exhibit 5:  Revised Common Stock Purchase Warrant, W-202-A, dated 8/24/95



                                SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated:  April 18, 2000


/s/ Michael F. Radner
Michael F. Radner